Metallica Resources Inc.
Management's Discussion and Analysis
(all dollar amounts expressed in United States dollars unless otherwise stated)

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2008 and 2007 has been prepared based on information available to the Company as of May 5, 2008. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2008 and 2007, and in conjunction with MD&A for the year ended December 31, 2007. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies.

Overview

The Company generated net income after taxes of $3.3 million ($0.04 basic earnings per share) during the first quarter of 2008. This includes $7.5 million of operating income from our Cerro San Pedro gold and silver mine in Mexico. Commercial production at Cerro San Pedro commenced on May 1, 2007.

In addition to its Cerro San Pedro mine operation, the Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas. The most advanced of these projects is the El Morro copper-gold project in Chile, of which Xstrata Plc. owns 70% and the Company owns 30%.

The Cerro San Pedro mine is currently mining at the life-of-mine production rate of 63,000 tonnes per day. The processing plant is operating at the designed throughput level of 1,000 cubic meters per hour. As of April 30, 2008, approximately 9.6 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 76,000 and 1,368,000, respectively. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. The recovery period is currently estimated to be five months for gold and six months for silver.

Production from January 1, 2008 through April 30, 2008 was 24,435 ounces of gold and 307,243 ounces of silver, which compares to budgeted production estimates of 25,190 ounces of gold and 422,494 ounces of silver. The Company believes that it is on track to achieve planned production levels for gold and silver in 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.

On March 31, 2008, the Company entered into a letter agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The combined entity would be a globally diversified intermediate gold producer with an expected market capitalization of approximately $1.6 billion. The combined entity would be called New Gold Inc. and would have three producing gold mines (Cerro San Pedro mine – Mexico, Peak mine – Australia and the Amapari mine – Brazil). New Gold Inc. would also have one copper-gold mine under construction, New Afton Mine – British Columbia, Canada; a copper-gold development project, El Morro project – Chile; in addition to several other early stage exploration projects. All of these mines and projects are located in favorable mining jurisdictions.

The letter agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. In the event that the Company terminates the transaction as a result of a superior offer, as defined, the Company would be required to pay a termination fee of $22.0 million. In the event that the transaction is terminated by New Gold or Peak Gold due to a superior offer, a termination fee of $8.0 million and $18.0 million, respectively, must be paid by the terminating party, of which the Company is entitled to receive 50%. The parties are required to use their best efforts to enter into a definitive agreement by May 9, 2008, with closing to be completed by July 2, 2008.

Operating Results

First Quarter 2008 Compared to First Quarter 2007

The Company reported net income of $3.3 million ($0.04 basic net income per share, $0.03 diluted net income per share) for the three months ended March 31, 2008, as compared to a net loss of $0.8 million ($0.01 basic and diluted net loss per share) for the three months ended March 31, 2007. There were no operations in the first quarter of 2007.

Gold and silver sales in the current period totaled $14.9 million and $3.6 million, respectively. The Company sold 15,922 ounces of gold and 203,973 ounces of silver at an average realized price per ounce of $932.87 and $17.62, respectively. This compares to the average London PM fix for gold of $924.83 per ounce and the average London fix for silver of $17.59 per ounce for the three months ended March 31, 2008. There were no metal sales during the first quarter of 2007.

Operating costs were $11.0 million in the current period and pre-tax cash flow from mine operations totaled $8.2 million. There were no operating costs or cash flow from mine operations in the first quarter of 2007. Key production statistics for the first quarter of 2008 are presented in the table below:

Production summary:
Gold ounces produced	18,290
Silver ounces produced	228,623

Tonnes of ore mined	2,276,533
Tonnes of waste mined	3,051,869
Total tonnes of ore and waste mined	5,328,402

Waste-to-ore ratio	1.34

Gold grade (grams per tonne)	0.61
Silver grade (grams per tonne)	21.10

The Company has less than one year of historical recovery data and intends to review the expected recoveries and recovery periods for gold and silver as more information becomes available. Silver recoveries are currently behind projections but they're improving month over month. The six-month recovery curve for silver, originally obtained from crushed ore test work, may need to be extended.

The following table summarizes costs per tonne of ore mined for the quarter ended March 31, 2008:

Production cost per tonne of ore mined:
Mining cost per tonne of ore mined	$3.29
Processing cost per tonne of ore mined	$0.97
Administrative cost per tonne of ore mined	$0.60
Production cost per tonne of ore mined	$4.86

Production cost per tonne of ore and
waste mined	$2.07

Cash operating cost per ounce of gold produced during the quarter was $407, net of silver revenues.

Non-GAAP Financial Measures:

The Company believes that some investors use the non-GAAP financial measures described below. These measures should not be considered in isolation as substitutes for measures of performance prepared in accordance with Canadian GAAP, and are furnished solely to provide additional non-GAAP financial information to investors.

1) Production cost per tonne of mined ore

Mining, processing and administrative cost per tonne of mined ore, collectively, production cost per tonne of mined ore, are non-GAAP financial measures that provide an indication of the mining, processing and administrative efficiency of the Cerro San Pedro mine. These amounts are calculated based on mining, processing and administrative costs incurred in the reporting period divided by the tonnes of ore produced during the period. Operational efficiencies and waste-to-ore ratios affect the reported mining, processing and administrative costs per tonne of ore.

2) Cash operating cost per ounce of gold produced

Cash operating cost per ounce of gold produced is a non-GAAP financial measure that provides an indication of the mining, processing and administrative efficiency of producing an ounce of gold at the Cerro San Pedro mine. The following table provides a reconciliation of cash operating cost per ounce of gold produced for the three months ended March 31, 2008 to the Consolidated Statements of Operations:

(000's)

Production costs in Consolidated Statements of Operations	$10,279
Adjustments:
Inventory change, net of depreciation of $499	1,405
Transportation, refining and royalties	(466)
Restricted stock unit expense	(71)
Stock-based compensation	(56)
Accretion and other	(52)
Silver revenues	(3,594)
Cash operating costs, net of silver revenues	$7,445

Gold ounces produced	18,290

Cash operating cost per ounce of gold produced	$407

3) Pre-tax cash flow from mine operations

2008
(000's)

Operating profit in Consolidated Statements of Operations	$7,497
Depreciation and amortization	671
Pre-tax cash flow from mine operations	$8,168

Depreciation and amortization in the current period of $0.7 million principally resulted from amortization of Cerro San Pedro mine development costs. There was no depreciation and amortization of mine development costs in the first quarter of 2007.

General and administrative expense increased from $1.0 million in the first quarter of 2007 to $1.9 million in the first quarter of 2008. The $0.9 million increase was primarily due to higher employee cash compensation and stock-based compensation costs, an increase in legal fees due to the proposed combination and legal fees attributable to arbitration proceedings involving a dispute over termination of a contract mining agreement at the Cerro San Pedro mine.

Foreign exchange loss in the current period was $0.3 million as compared to a gain of $0.2 million for the three months ended March 31, 2007. The foreign exchange loss in the current period resulted from holding Canadian dollar cash balances and a strengthening of the U.S. dollar relative to the Canadian dollar in 2008 as compared to a weakening of the U.S. dollar relative to the Canadian dollar in 2007. The Company held Canadian dollar cash balances totaling Cdn$6.8 million at March 31, 2008 and Cdn$26.3 million at March 31, 2007.

Income tax expense increased to $1.6 million in the current period principally as a result of recently enacted Mexican tax legislation. Mexico enacted a new tax statute effective January 1, 2008, which establishes a flat tax regime that runs parallel to its regular tax regime. The statute requires companies to pay the greater of its flat tax or regular income tax liability on an annual basis. Flat tax (16.5% for 2008) is generally assessed on gross receipts less disbursements including capital asset purchases. Income tax expense for the current period is based on a forecast effective tax rate of 32.8% for 2008.

Summary of Quarterly Results (000's, except per share data)
	2008		2007
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
Total revenues	$18,447	$13,172	$7,160	$2,531
Net income (loss)	$3,332	$(4,844)	$(2,519)	$(501)
Basic net income (loss) per share	$0.04	$(0.04)	$(0.03)	$(0.01)
Diluted net income (loss) per share	$0.03	$(0.04)	$(0.03)	$(0.01)

	2007		2006
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(757)	$(2,167)	$(605)	$9
Basic net income (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.00
Diluted net income (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.00

The Company commenced commercial production on May 1, 2007. The increase in revenues over the four most recent quarters resulted from the ramp-up of production during 2007 and 2008 which resulted in an increase in sales of gold and silver.

The quarterly net loss volatility for 2007 was in part attributable to holding cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains totaled $0.2 million, $1.7 million, $0.7 million and $0.1 million for the first, second, third and fourth quarters of 2007, respectively. The net loss for the second and third quarters of 2007 also resulted from an operating loss of $0.4 million and $1.9 million, respectively, due to start-up of operations associated with commencement of commercial production on May 1, 2007. The net loss for the fourth quarter of 2007 was primarily due to operating income at Cerro San Pedro of $2.2 million, which was offset by $5.4 million of income tax expense resulting from an increase in future income tax liabilities, net of future income tax assets, of $5.3 million due principally to a valuation allowance applied to a portion of Mexican tax loss carryforwards as a result of a change in Mexican tax law.

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled $1.2 million, $0.2 million and ($0.6 million) for the second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million and an additional $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

Liquidity and Capital Resources

Pre-tax cash flow from mine operations was $8.2 million during the first quarter of 2008. This was offset by a build-up of inventory, principally ore on leach pad and other inventory of $1.6 million, corporate general and administrative and exploration expenses of $2.1 million, income tax payments totaling $1.1 million and other net disbursements totaling $0.3 million, resulting in cash flows provided from operating activities in the first quarter of 2008 of $3.0 million.

The Company had no cash flow from mine operations in 2007. Cash flows spent on operating activities in the first quarter of 2007 totaled $2.4 million and principally resulted from a build-up of ore on leach pad inventory.

Cash flows used for investing activities in the first quarter of 2008 of $3.6 million principally arose from $3.4 million of expenditures on mineral properties, plant and equipment, which included $2.5 million of construction costs for leach pad expansion and $0.5 million for property acquisitions at the Cerro San Pedro mine.

Cash flows used for investing activities in the first quarter of 2007 totaled $6.7 million and primarily resulted from construction costs for the Cerro San Pedro process plant and related facilities.

Cash flows provided from financing activities in the first quarter of 2008 and 2007 resulted from the exercise of stock options totaling $0.6 million and $0.5 million, respectively.

At March 31, 2008, the Company had $17.1 million of cash and cash equivalents, and working capital of $31.1 million. The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine, will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to retain its 30% interest in the project. The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of El Morro project development costs at Xstrata's cost of financing plus 100 basis points. Xstrata will be repaid through 80% of the Company's share of future project cash flow. Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction. The Company expects to generate positive cash flow from the Cerro San Pedro mine in 2008 and receive approximately $60.0 million from the exercise of 19.2 million of warrants outstanding at March 31, 2008, which are exercisable at Cdn$3.10. Furthermore, the Company has no debt on its balance sheet.

Outstanding Share Data

As of May 5, 2008, the Company had issued one class of common shares and a total of 96,428,478 shares outstanding. In addition, the Company had the following warrants and stock options outstanding at May 5, 2008:

  16,281,810 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.
  3,559,000 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.
  2,770,352 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.42 to Cdn$5.66 per share.

New Accounting Standards

During the quarter, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3031 provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Effective January 1, 2009, the Company will adopt Section 3064 which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Corporate Outlook

As stated earlier, the Company entered into a letter agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The combined entity would be a globally diversified intermediate gold producer with an expected market capitalization of approximately $1.6 billion. The combined entity would be called New Gold Inc. and would have three producing gold mines (Cerro San Pedro mine – Mexico, Peak mine – Australia and the Amapari mine – Brazil). New Gold Inc. would also have one copper-gold mine under construction, New Afton Mine – British Columbia, Canada; a copper-gold development project, El Morro project – Chile; in addition to several other early stage exploration projects. All of these mines and projects are located in favorable mining jurisdictions.

The letter agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. Management and the Company's Board of Directors support the business combination.

Contingencies

In June, 2007, the Company terminated its mining contract with Washington Group Latin America Inc. ("WGLA") at its Cerro San Pedro mine. WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against WGLA for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.

Forward-Looking Statements and Risk Factors

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the prospective business combination with New Gold Inc. and Peak Gold Ltd., those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, anticipated cash flow to be generated by mining operations and through exercise of warrants, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro mine, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information -- D) Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others:

  Risks that the prospective business combination with New Gold Inc. and Peak Gold Ltd. is unsuccessful resulting in a decline in our share price;
  Risks related to our recent transition from an exploration company to a gold and silver producer and our limited history of metal production on our properties;
  Risks related to our recent start of production at our Cerro San Pedro mine including, among others:

  risks associated with the operation of a mine;

  uncertainty that we will be able to hire and retain qualified personnel;

  risks of labor disruptions;

  risks of encountering unexpected geologic formations or unanticipated variations in grade;

  uncertainty that we will be able to obtain suitable machinery, equipment and parts;

  risks relating to potential equipment performance problems and metallurgical and other processing problems;

  risks of unforeseen occurrences including unexpected weather conditions, landslides, flooding, power outages, accidents and force majeure factors;

  unanticipated operating costs including personnel, equipment, processing and transportation costs;

  risks of inability to achieve anticipated production volumes, schedules and cash and total costs with respect to the Cerro San Pedro mine, as a result of the foregoing, among other factors;

  uncertainty of obtaining additional funding;

  volatility of the prices of gold, silver and other mineral commodities;

  uncertainty of feasibility study results and estimates on which such results are based;

  uncertainty of mineral reserve and resource estimates;

  effects on our operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters;

  risks relating to permitting requirements and our ability to timely obtain or renew permits;

  risks of liability for environmental damage;

  risks relating to legal proceedings;

  risks relating to movements in foreign currency exchange rates; and

  risks associated with international business operations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.